SPORTING MAGIC, INC.

                             17337 Ventura Boulevard
                                Encino, CA 91316

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

     The purpose of this Information Statement is inform the holders of record, as of the close of business on December 21, 2001 (the "Record Date"), of shares of common stock, par value $0.001 per share, of Sporting Magic, Inc., a Delaware corporation (the "Company"), that the Company has entered into a share exchange agreement that contemplates the replacement of all current members of the Company's Board of Directors.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. While you are not required to take any action in response to this Information Statement, you are urged to carefully read its contents.

                                CHANGE IN CONTROL

     On December 21, 2001, the Company, Next, Inc., a Delaware Corporation, ("Next"), Buddy Young, the principal stockholder of the Company, Danny F. Cooke, William B. Hensley and The William B. III and Cindy S. Hensley Living Trust, which with Messrs. Cooke and Hensley are the sole stockholders of Next (together, the "Next Stockholders"), entered into an Exchange Agreement (the "Exchange Agreement"), pursuant to which the Company has agreed to issue 6,000,000 shares of its common stock to the Next Stockholders (following the satisfaction of certain conditions) in exchange for 6,000,000 shares of Next's common stock, par value $0.0001 per share, representing all of Next's issued and outstanding common equity (the "Exchange"). The Company has also agreed to seek stockholder approval to create blank check preferred stock and then promptly create a series of voting preferred stock into which each outstanding share of Next's Series A Preferred Stock, par value $0.0001 per share, shall automatically convert. Upon the closing of the Exchange (the "Closing"), the Company's existing Board of Directors, consisting of Buddy Young, L. Stephen Albright and Dennis Spiegelman, have agreed to resign as directors and to cause Danny F. Cooke, William B. Hensley, Ronald Metz, G. Michael Cross and Salvatore Geraci (the "Director Designees") to succeed them in such capacity. In addition, Mr. Young and Mr. Albright have agreed to resign as executive officers of the Company.

     It is presently anticipated that on, or promptly after the tenth (10th) day following the mailing and filing of this Information Statement, that the current directors of the Company shall resign and be replaced by the Director Designees.

                               SECURITY OWNERSHIP

     As of the Record Date, there were 1,529,814 issued and outstanding shares of the Company's common stock, and subsequent to the Closing it is anticipated that there will be approximately 10,232,406 such shares. Following the creation and requisite approval of the Company's preferred stock, it is anticipated that there will be approximately 7,300,000 issued and outstanding shares of preferred stock which will vote on a one share/one vote basis along with the Company's common stock.

     The following table sets forth certain information both before and after the Closing with respect to the beneficial ownership of the Company's common stock by (i) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock, (ii) the Company's directors and executive officers, (iii) the Director Designees and (iv) the Company's directors and executive officers, as a group. Unless otherwise indicated, the address of each person listed below is 17337 Ventura Blvd, Encino, CA 91316.



                                    PRE-CLOSING                                 POST-CLOSING
                                    -----------                                 ------------

                                   COMMON STOCK                   COMMON STOCK                  PREFERRED STOCK
                               BENEFICIALLY OWNED(1)          BENEFICIALLY OWNED(1)          BENEFICIALLY OWNED(1)
                             -------------------------      ------------------------      --------------------------
                               Shares    Percentage(2)        Shares      Percentage         Shares       Percentage
                             ---------   -------------      ---------     ----------      ----------      ----------

Buddy Young                    957,940      62.6%             957,940         9.4%          300,000(3)       4.1%

L. Stephen Albright            101,666       6.6%             101,666         *                --             --

Dennis Spiegelman               11,666         *               11,666         *                --             --

Danny F. Cooke
c/o Next, Inc.
6430 Cobble Lane
Harrison, TN 37341               --           --            3,000,000        29.3%        3,500,000         47.9%

William B. Hensley
c/o Blue Sky Graphics, Inc.
1295 Vernon St.
Wabash, IN 46992                 --           --            3,000,000(4)     29.3%        3,500,000(5)      47.9%

William  B.  III and  Cindy
S. Hensley Living Trust
c/o Blue Sky Graphics, Inc.
1295 Vernon St.
Wabash, IN 46992                 --           --            1,500,000        14.7%        1,750,000         24.0%

Ronald Metz
2366 West Blvd.
Kokomo, IN 46902                 --           --                --            --               --             --

G. Michael Cross
205 Powell Place
Brentwood, TN 37027              --           --                --            --               --             --

Salvatore Geraci
c/o Evergreen Management
1400 Williams Street
Chattanooga, TN 37408            --           --                --            --               --             --

RAE & Company
26 Hemingway Drive
Nashville, TN  37215             --           --              750,000         7.3%             --             --

Olympic Capital Group
645 Fifth Avenue
New York, NY 10022               --           --              550,000         5.4%             --             --

Triad  Capital  Associates,
Inc.
346 Fallen Oak Circle
Seymour, TN 37865                --           --            1,402,592        13.7%             --             --

All Directors and
Executive Officers as a

Group (5)                    1,071,272      70%             6,000,000(4)     74.1%        7,000,000(4)      95.9%
-----------------
* less than 1%

(1) A person is deemed to be the beneficial owner of voting securities that can be acquired by such person within 60 days after the Record Date upon the exercise of options and warrants and the conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that all options, warrants or convertible securities held by such person (but not those held by any other person) that are currently exercisable or convertible (i.e., that are exercisable or convertible within 60 days after the Record Date) have been exercised or converted.

                                       2


(2) Presently non-insider parties own 458,542 shares, or approximately 30% of the Company's outstanding voting stock. Following the Exchange and preferred stock issuance, these shares will represent approximately 2.6% of the Company's outstanding voting stock.

(3) Mr. Young has agreed to enter into a non-competition agreement with the Company following the Closing, pursuant to which Mr. Young shall forgo certain opportunities to compete with the Company in exchange for 300,000 shares of Next's Series A Preferred Stock.

(4) Includes 1,500,000 shares beneficially owned by the William B. III and Cindy S. Hensley Living Trust. William B. Hensley is a "control person" of the William B. III and Cindy S. Hensley Living Trust and therefore shares beneficially owned by the William B. III and Cindy S. Hensley Living Trust are set forth in the table as beneficially owned by Mr. Hensley. Mr. Hensley disclaims beneficial ownership of the shares held by the William B. III and Cindy S. Hensley Living Trust.

(5) Includes 1,750,000 shares beneficially owned by the William B. III and Cindy S. Hensley Living Trust. William B. Hensley is a "control person" of the William B. III and Cindy S. Hensley Living Trust and therefore shares beneficially owned by the William B. III and Cindy S. Hensley Living Trust are set forth in the table as beneficially owned by Mr. Hensley. Mr. Hensley disclaims beneficial ownership of the shares held by the William B. III and Cindy S. Hensley Living Trust.

(6) Prior to the Closing, Messrs. Young, Albright and Spiegelman shall constitute all of the directors and executive officers of the Company. Following the Closing, Messrs. Cooke, Hensley, Metz, Cross and Geraci shall constitute all of the directors and executive officers of the Company.

                                   MANAGEMENT

     The directors, Director Designees and executive officers of the Company are as follows:

NAME                    AGE     POSITION
Buddy Young              66     President, Chief Financial Officer, and Director
L. Stephen Albright      49     Secretary and Director
Dennis Spiegelman        54     Director
Danny F. Cooke           53     Director Designee
William B. Hensley       52     Director Designee
Ronald Metz              43     Director Designee
G. Michael Cross         53     Director Designee
Salvatore Geraci         55     Director Designee

     The principal occupation for the past five years and current public directorships of each of the directors, Director Designees and executive officers of the Company are as follows:

DIRECTORS

     BUDDY YOUNG. From March 31, 1998 through March 20, 2000, and since October 6, 2000, Mr. Young has been the president, chief financial officer and a director of the Company. Since August 1997, Mr. Young has also been the principal of Advantage Mergers and Acquisitions, a privately held investment company. From 1992 through July 1996, Mr. Young served as president and chief executive officer of Bexy Communications, Inc., a public company specializing in the production, financing and distribution of television programming.

     L. STEPHEN ALBRIGHT. From September 15, 1998 through March 20, 2000, and since October 6, 2000, Mr. Albright has been the secretary and a director of the Company. Since 1994, Mr. Albright has principally been engaged in the practice of law.

     DENNIS SPIEGELMAN. From September 15, 1998 through March 20, 2000, and since October 6, 2000, Mr. Spiegelman has been a director of the Company. Mr. Spiegelman is currently Senior Vice President, Sales and Marketing at Axium Entertainment, a company specializing in providing payroll services to the entertainment industry. Prior to joining Axium, Mr. Spiegelman held similar positions with AP Services, Inc. and IDC Entertainment Services.

DIRECTOR DESIGNEES

     DANNY F. COOKE. Since 1989 and 1997, respectively, Mr. Cooke has been a principal of Blue Sky Graphics, Inc. ("Blue Sky") and Next. Blue Sky and Next are principally engaged in the design, development, marketing and distribution of branded promotional products and imprinted sportswear.

     WILLIAM B. HENSLEY. Since 1989 and 1997, respectively, Mr. Hensley has been a principal of Blue Sky and Next. Blue Sky and Next are principally engaged in the design, development, marketing and distribution of branded promotional products and imprinted sportswear.

     RONALD METZ. Since 1987, Mr. Metz has been a partner with the accounting firm of Bucheri McCarty & Metz.

     G. MICHAEL CROSS. Since 2000, Mr. Cross has been the director of business development for WealthPort, Inc., a financial services company, and a contract consultant for FundraisingInfo.com, an Internet-based fund-raising consulting company. From 1997 through 1999, Mr. Cross was a business consultant for CAO, LLC, a regional consulting firm, and from 1993 through 1997, Mr. Cross was a sales manager in the public finance and municipal bond department of Equitable Securities Corporation, a regional investment banking firm.

     SALVATORE GERACI. Since 1987, Mr. Geraci has been the principal of Evergreen Management, Inc., a provider of tax, estate, retirement and investment planning. Mr. Geraci also serves as an adjunct professor of accounting and finance at the University of Tennessee at Chattanooga.

DIRECTORS MEETINGS AND COMPENSATION

     In 2001, the Company's Board of Directors did not meet, but acted five times by unanimous written consent. The Company does not have a standing audit, compensation or nominating committee, nor any other committees performing similar functions.

     The Company does not compensate its directors at the present time, although it may do so in the future.

EXECUTIVE COMPENSATION

     The following table provides certain information, for the years ended August 31, 2001, 2000 and 1999, respectively, concerning compensation awarded to, earned by or paid to the president of the Company. No executive officer of the Company received compensation in excess of $100,000 during fiscal 2001.



                                            Annual Compensation                      Long Term
                                            -------------------                    Compensation
                                                                 Other Annual       Securities
                                                       Bonus     Compensation   Underlying Options
Name and Principal Position      Year    Salary ($)     ($)        ($)(1)            (shares)
---------------------------      ----    ---------     -----     ------------        --------
Buddy Young
President and Chief              2001    $27,000(2)      --           --                --
    Financial Officer            2000         --         --           --                --
                                 1999         --         --           --                --

(1) Perquisites and other personal benefits, securities or property did not exceed the lesser of $50,000 or 10% of such executive's salary and bonus.

(2) During the year ended August 31, 2001, as compensation for his services as president and chief financial officer, the Company issued 75,000 shares of common stock to Mr. Young, which had a market value of $0.36 per share on the date of issuance.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     As the Company has no compensation committee, all members of the Board of Directors participate in setting the Company's compensation policies.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Board of Directors executive compensation philosophy is to base management's pay, in part, on the achievement of the Company's annual and long-term performance goals, to provide competitive levels of compensation, to recognize individual initiative, achievement and length of service to the Company, and to assist the Company in attracting and retaining qualified management. The Board of Directors also believes that the potential for equity ownership by management is beneficial in aligning management's and stockholders' interests in the enhancement of stockholder value. The Company has not established a policy with regard to Section 162(m) of the Internal Revenue Code of 1986, as amended.

     Base salaries for the Company's executive officers are determined initially by evaluating the responsibilities of the position held and the experience of the individual, and by reference to the competitive marketplace for management talent, including a comparison of base salaries for comparable positions at other comparable companies. Base salary compensation of executive officers is reviewed annually by the Board of Directors, and is then acted upon by the Board of Directors. Annual salary adjustments are determined by evaluating the competitive marketplace; the performance of the Company; the performance of the executive; the length of the executive's service to the Company and any increased responsibilities assumed by the executive. The Company places itself between the low and medium levels in determining salaries compared to the other comparable businesses.

     Mr. Young was the Company's president and chief financial officer for the year ended August 31, 2000, and he received no compensation during that period. In determining Mr. Young's salary for the year ended August 31, 2001, the Board of Directors considered the responsibilities performed by him as president and chief financial officer, his performance in managing and directing the Company's operations, his efforts in assisting the Company improve its capital base and financial condition, an assessment of the Company's performance versus other comparable companies, and such other factors as described above.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Mr. Young has agreed to enter into a non-competition agreement with the Company following the Closing, pursuant to which Mr. Young shall forgo certain opportunities to compete with the Company in exchange for 300,000 shares of Next's Series A Preferred Stock.

     On October 6, 2000, the Company entered into a financing arrangement with Buddy Young, pursuant to which Mr. Young may advance the Company up to $3,000 per month in exchange for the repayment of any principal plus interest accruing at the rate of 8.0% per annum. As of August 31, 2001, $19,926 was due and payable to Mr. Young under this arrangement. It is a condition to the Closing that the Company shall have either satisfied this debt, or have it assumed by an unaffiliated third party.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers, directors, and persons who own more than 10% of the Company's outstanding Common Stock to file initial reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% stockholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file. The Company believes that its executive officers, directors, and greater than 10% stockholders complied during the year ended August 31, 2001 with the reporting requirements of Section 16(a).